UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Tiger X Medical, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

88677A104
 (CUSIP Number)

Mary V. Carroll
Akerman LLP
98 Southeast Seventh Street, Suite 1100
Miami, Florida 33131
(305) 374 - 5600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2016
 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box   ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88677A104	Page 2 of 7 Pages
1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	149,734,604(1) shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	149,734,604(1) shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,734,604(1) shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 149,734,604 shares of Common Stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D

CUSIP No. 88677A104	Page 3 of 7 Pages
1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	149,734,604 (1) shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	149,734,604 (1) shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,734,604 (1) shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Frost Gamma Investments Trust holds 149,734,604 shares of Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D

CUSIP No. 88677A104	Page 4 of 7 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3, dated May 17, 2016, (the "Amendment") amends and supplements the statement on Schedule 13D filed on March 18, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on September 9, 2008 on Schedule 13D, as amended by Amendment No. 2 to the Schedule 13D filed on December 9, 2009 on Schedule 13D (together the "Original Schedule 13D"), by Phillip Frost, M.D. and Frost Gamma Investments Trust ("Gamma Trust") (collectively, the "Reporting Persons"). This Amendment relates to the common stock, par value $0.001 per share, of Tiger X Medical, Inc. (formerly known as Cardo Medical, Inc. and clickNsettle.com, Inc.), a Delaware corporation (the "Company" or "Issuer"), and amends the statement as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D. This Amendment is filed by the Reporting Persons pursuant to the Joint Filing Agreement, dated May 17, 2016 as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 99.1 to this Amendment).

Item 1. Security and Issuer.

Item 1 deleted in its entirety and replaced with the following text:

This Amendment amends the Original Schedule 13D and is filed with respect to the common stock, $0.001 par value (the "Shares"), of Tiger X Medical, Inc. The principal executive offices of the Issuer are located at 2934½ Beverly Glen Circle, Suite #203, Los Angeles, California 90077.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

On May 10, 2016, Gamma Trust acquired an aggregate of 114,937,148 Shares, for investment purposes, in a private securities purchase transaction with certain selling stockholders pursuant to a Securities Purchase Agreement ("SPA"), dated May 10, 2016, among the selling stockholders, Gamma Trust and Andrew Brooks, M.D., as representative. Gamma Trust paid an aggregate of $11,493,714.80, or $0.10 per share for the Shares and used its working capital as the source of funds for the acquisition ("Share Acquisition").

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following paragraphs to the end of the item:

The 114,937,148 Shares acquired by Gamma Trust in the private securities purchase transaction from certain selling stockholders were acquired for investment purposes pursuant to the SPA dated May 10, 2016.

In connection with the Share Acquisition, Andrew Brooks, M.D. voluntarily resigned as the Company's Chairman of the Board of Directors ("Board"), Chief Executive Officer, Interim Chief Financial Officer and any other positions with the Company or Tiger X Medical, LLC, effective May 10, 2016. Dr. Brooks' resignation was not as a result of any disagreements with the Company.

SCHEDULE 13D

CUSIP No. 88677A104	Page 5 of 7 Pages

In addition, in connection with the Share Acquisition, each of Jonathan Brooks, Thomas H. Morgan and Ronald N. Richards voluntarily resigned as directors of the Company and from all positions as officers, directors, or managers, as applicable, with the Company or Tiger X Medical, LLC, effective May 10, 2016. The resignations were not as a result of any disagreements with the Company.

Steven D. Rubin, Stephen Liu, and Subbarao Uppaluri will continue to serve as directors of the Company.

On May 10, 2016, the Board appointed Steven D. Rubin as the Company's Interim Chief Executive Officer ("Interim CEO") and Interim Chief Financial Officer ("Interim CFO"), effective immediately. Since Mr. Rubin is no longer considered an independent director, effective as of May 10, 2016, he temporarily resigned from his positions as a member of the Company's Audit Committee, Compensation Committee and Nominating Committee during the time he serves as Interim CEO and Interim CFO. Stephen Liu was subsequently appointed to serve in Mr. Rubin's place on the Audit Committee, Compensation Committee and Nominating Committee while Mr. Rubin serves as Interim CEO and Interim CFO.

Except as described in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events enumerated in subsections (a) - (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)
Phillip Frost, M.D.	149,734,604 (2)	65.0%
Frost Gamma Investments Trust	149,734,604 (2)	65.0%

(1)	The percentage of beneficial ownership is based upon 230,293,141 shares of Common Stock outstanding as of May 3, 2016.
(2)

Frost Gamma Investments Trust holds 149,734,604 shares of the Issuer's Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D

CUSIP No. 88677A104	Page 6 of 7 Pages

(b) The Reporting Persons' responses to cover page Item 7 through 10 of this Amendment to Original Schedule 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

(c) Transactions in the Issuer's securities effected by the Reporting Persons:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security
May 10, 2016	114,937,148 shares of Common Stock	Private purchase pursuant to SPA	$0.10 per share

(d) - (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of May 17, 2016, by and between the Reporting Persons.
99.2	Securities Purchase Agreement, dated as of May 10, 2016, among the Sellers set forth therein, Frost Gamma Investments Trust and Andrew Brooks, M.D., as representative.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2016 Dated: May 17, 2016	/s/ Phillip Frost, M.D. Phillip Frost, M.D., Individually FROST GAMMA INVESTMENTS TRUST By: /s/ Phillip Frost, M.D. Phillip Frost, M.D., Trustee